Exhibit 99.1

May 18, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Atrium European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 39.8% ownership), whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the first quarter of 2014, as published on May 16, 2014.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Atrium European Real Estate Limited

(“Atrium”)

FIRST QUARTER 2014 RESULTS SHOW CONTINUED STRONG PERFORMANCE

Ad hoc announcement - Jersey, 16 May 2014. Atrium European Real Estate Limited (VSE/ Euronext: ATRS), a leading owner, operator and developer of retail real estate and shopping centres in Central and Eastern Europe, announces its results for the first quarter and three month period ended 31 March 2014.

Highlights:

•	Gross rental income (“GRI”) increased by 4.4% to €52.8m (3M 2013: €50.6m), with an increase in EPRA like-for-like GRI of 1.0% to €48.5m (3M 2013: €48.0m)

•	Net rental income (“NRI”) increased by 8.0% to €51.0m (3M 2013: €47.2m), with an increase in EPRA like-for-like NRI of 2.6% to €46.9m (3M 2013: €45.7m)

•	Operating margin for the three month period was 96.6% (3M 2013: 93.4%) which is above our expected full year target.

•	EPRA occupancy rates at 31 March 2014 remained high at 97.8% (31 December 2013: 98.1%)

•	EBITDA, excluding revaluation and disposals, increased by 11.7% to €44.7m (3M 2013: €40.0m)

•	A €3.8m growth in NRI and the positive effect of foreign exchange differences of €9.3m (compared to a €7.9m loss in the first three months of 2013) were offset by a €16 million devaluation, which stems mainly from the non-core land plot in Turkey we sold in April. This together resulted in a profit before taxation of €27.9m compared to €33.0m for the first three months of 2013.

•	Company adjusted EPRA earnings per share increased by 4.4% to 9.4 €cents (3M 2013: 9.0 €cents).

•	The value of the Group’s 153 standing investments grew by 4.9% to €2.5 billion, compared to 31 December 2013, and includes the Group’s first major development, the Atrium Felicity shopping centre in Lublin, Poland, which opened in March 2014.

•	Cash position of €294.4m with borrowings of €802.5m as at 31 March 2014 (FY 2013: €803.6m), representing a gross and net LTV of 27.2% and 17.2% respectively

•	EPRA Net asset value (“NAV”) per ordinary share remained constant at €6.43 (FY 2013: €6.43) after distributing dividends of €0.06 per share.

•	A dividend payment of €0.06 per share was made for the first quarter of 2014, with the second quarterly payment due on 30 June 2014 to shareholders on the register at 23 June 2014 with an ex-dividend date of 18 June 2014.

Operational Highlights:

•	The Atrium Felicity shopping centre in Lublin, Poland, opened in March 2014. The 75,000 sqm GLA centre is almost fully occupied and is anchored by a 20,000 sqm hyper market which was handed to Auchan in October 2013, a 12,600 sqm Leroy Merlin DIY store and a 3,500 sqm Saturn electronics store

•	Completed the sale of a land plot in Istanbul for a consideration of €47.0m in April 2014

•	Following the re-purchase of €20.5m nominal value of its 2005 bonds (due in 2015) in April 2014, Atrium acquired a further €11.9m.

Group executive management team changes

On 27 January 2014 Atrium announced the appointment of Josip Kardun, who joined Atrium’s Group Executive Management Team as Chief Operating Officer in February 2014. Mr Kardun, who also acts as Deputy Chief Executive Officer, joined Atrium from European retail property specialists, ECE Projekt management GmbH & Co KG, where he worked for seven years in a number of senior positions, most recently as its Chief Investment Officer and Head of Mergers & Acquisitions and Transaction Management Group.

Commenting on the results, Rachel Lavine, CEO of Atrium European Real Estate, said:

“Our core markets continue to experience economic improvement which was reflected in the IMF’s decision to upgrade its forecasts for 2014 for all of our main markets, with the exception of Russia, due to the uncertain situation in Ukraine where we will continue to monitor how events unfold very closely.

“During the first quarter 2014 we have maintained the positive momentum built up during 2013. In addition to the continued attention to the careful asset management of our portfolio, since the start of the year we successfully opened our flagship shopping centre, Atrium Felicity, in Lublin, and progressed our strategy to dispose of non-core assets, both of which have allowed us to achieve our aim of reducing our weighting towards development – which now accounts for less than 15% of the total real estate portfolio. This, together with the bond buy backs, marks further progress in our goal of improving the efficiency of our balance sheet.”

This announcement is a summary of, and should be read in conjunction with the full version of the Group’s Q1 2014 results, which can be found on the Atrium page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on Atrium’s website www.aere.com or from:

Analysts:

Ljudmila Popova	lpopova@aere.com

Press & Shareholders:

FTI Consulting Inc	+44 (0)20 3727 1000

Richard Sunderland

Will Henderson

Nick Taylor

atrium@fticonsulting.com

Atrium is established as a closed-end investment company domiciled in Jersey. Atrium is registered with the Dutch Authority for the Financial Markets as a collective investment scheme which may offer participations in The Netherlands pursuant to article 2:66 of the Financial Supervision Act (Wet op het financieel toezicht). All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.